UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                          The Sports Club Company, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    84917P10
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 84917P10

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1)    Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
      (entities only):

      Palisade Capital Management, L.L.C.*
      IRS Identification No. 22-3330049
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions):

      (a) |_|   (b) |X|
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions):

      WC
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

      Not Applicable

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization:

      New Jersey
--------------------------------------------------------------------------------
                  7)    Sole Voting Power:

                        **
   Number of      --------------------------------------------------------------
     Shares       8)    Shared Voting Power:
  Beneficially
    Owned by            **
 Each Reporting   --------------------------------------------------------------
  Person With:    9)    Sole Dispositive Power:

                        **
                  --------------------------------------------------------------
                  10)   Shared Dispositive Power:

                        **
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

      0**
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      Not Applicable
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11):

      0.00**%
--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions):

      IA
--------------------------------------------------------------------------------

* Palisade Capital Management, L.L.C. ("Palisade Capital") is a registered investment advisor which has discretionary authority over the accounts of its clients. Palisade Capital serves as the investment manager of Palisade Concentrated Equity Partnership, L.P. (the "Fund" and together with Palisade Capital, the "Reporting Persons" ) and in such capacity has voting power and investment authority with respect to the Fund.

**On March 31, 2003, the Fund entered into a term sheet (the "Term Sheet") with Rex Licklider ("Licklider"), David Michael Talla ("Talla"), Millennium Partners LLC, Millennium Entertainment

Partners LP, MDP Ventuers I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. (collectively, the "Millennium Entities"), and Kayne Anderson Capital Advisors L.P. ("Kayne", and together with Licklider, Talla and the Millennium Entities, the "Other Parties"). The Fund and the Other Parties are referred to herein as the "Term Sheet Parties." Licklider, Talla, the Millennium Entities and Kayne are significant beneficial owners of the Issuer's common stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act and have filed amendments to such filings as a result of the execution of the Term Sheet. The Term Sheet set forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby the Fund, certain or all of the Millennium Entities and Licklider would fund the acquisition of all of the Issuer's outstanding common stock, other than shares of common stock held by the Term Sheet Parties and certain other specified stockholders. As a result of executing the Term Sheet, one or both of the Reporting Persons may be deemed to have formed a "group" with the Other Parties for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's common stock beneficially owned by the Other Parties as reported on their respective Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's common stock beneficially owned by the Other Parties. Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the Other Parties constitute a "group." See below for further information.

On February 19, 2004, the Term Sheet Parties mutually agreed to terminate discussions with regard to the potential transactions described in the Term Sheet.

                               CUSIP NO. 84917P10

--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

      Palisade Concentrated Equity Partnership, L.P.*
      IRS Identification No. 22-369993
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions):

      (a) |_|   (b) |X|
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions):

      WC
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

      Not Applicable

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
                  7)    Sole Voting Power:

                        **
   Number of      --------------------------------------------------------------
     Shares       8)    Shared Voting Power:
  Beneficially
    Owned by            **
 Each Reporting   --------------------------------------------------------------
  Person With:    9)    Sole Dispositive Power:

                        **
                  --------------------------------------------------------------
                  10)   Shared Dispositive Power:

                        **
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

      0**
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      Not Applicable
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11):

      0.00%**
--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions):

      PN
--------------------------------------------------------------------------------

* Palisade Concentrated Equity Partnership, L.P. (the "Fund") is an investment partnership. Palisade Capital, which serves as the investment manager of the Fund, has voting power and investment authority with respect to the Fund.

** On March 31, 2003, the Fund entered into a term sheet (the "Term Sheet") with Rex Licklider ("Licklider"), David Michael Talla ("Talla"), Millennium Partners LLC, Millennium Entertainment Partners LP, MDP Ventuers I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. (collectively, the "Millennium Entities"), and Kayne Anderson Capital Advisors L.P. ("Kayne", and together with Licklider, Talla and the Millennium Entities, the "Other Parties"). The Fund and the Other Parties are referred to herein as the "Term Sheet Parties." Licklider, Talla, the Millennium Entities and

Kayne are significant beneficial owners of the Issuer's common stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act and have filed amendments to such filings as a result of the execution of the Term Sheet. The Term Sheet set forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby the Fund, certain or all of the Millennium Entities and Licklider would fund the acquisition of all of the Issuer's outstanding common stock, other than shares of common stock held by the Term Sheet Parties and certain other specified stockholders. As a result of executing the Term Sheet, one or both of the Reporting Persons may be deemed to have formed a "group" with the Other Parties for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's common stock beneficially owned by the Other Parties as reported on their respective Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's common stock beneficially owned by the Other Parties. Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the Other Parties constitute a "group." See below for further information.

On February 19, 2004, the Term Sheet Parties mutually agreed to terminate discussions with regard to the potential transactions described in the Term Sheet.

Item 1.  Security and Issuer

      This statement relates to the common stock, par value $0.01 per share, of The Sports Club Company, Inc. (the "Issuer"). The Issuer has principal executive offices located at 11100 Santa Monica Boulevard, Suite 300, Los Angeles, California 90025.

Item 2. Identity and Background

      (1)   Palisade Capital Management, L.L.C.

            The business address of Palisade Capital Management, L.L.C. ("Palisade Capital") is One Bridge Plaza, Fort Lee, New Jersey 07024. Palisade Capital is a registered investment advisor which has discretionary authority over the accounts of its clients. Palisade Capital serves as the investment manager of Palisade Concentrated Equity Partnership, L.P. (the "Fund"). In such capacity, Palisade Capital has voting power and investment authority with respect to the Fund.

            Palisade Capital has not, during the last five years, been convicted in any proceeding (excluding traffic violations or similar misdemeanors), nor has it, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (2)   Palisade Concentrated Equity Partnership, L.P.

            The business address of Palisade Concentrated Equity Partnership, L.P. (the "Fund") is One Bridge Plaza, Fort Lee, New Jersey 07024. The Fund is an investment partnership.

            The Fund has not, during the last five years, been convicted in any proceeding (excluding traffic violations or similar misdemeanors), nor has it, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Palisade Capital and the Fund (collectively, the "Reporting Persons") are making a joint filing under Rule 13d-1(k) of the Act.

Item 3. Source and Amount of Funds or Other Consideration

            N/A

Item 4.  Purpose of Transaction

      On March 31, 2003, the Fund entered into a term sheet (the "Term Sheet") with Rex Licklider ("Licklider"), David Michael Talla ("Talla"), Millennium Partners LLC, Millennium

Entertainment Partners LP, MDP Ventuers I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. (collectively, the "Millennium Entities"), and Kayne Anderson Capital Advisors L.P. ("Kayne", and together with Licklider, Talla and the Millennium Entities, the "Other Parties"). The Fund and the Other Parties are referred to herein as the "Term Sheet Parties." Licklider, Talla, the Millennium Entities and Kayne are significant beneficial owners of the Issuer's common stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act and have filed amendments to such filings as a result of the execution of the Term Sheet. The Term Sheet set forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby the Fund, certain or all of the Millennium Entities and Licklider would fund the acquisition of all of the Issuer's outstanding common stock, other than shares of common stock held by the Term Sheet Parties and certain other specified stockholders (the "Surviving Stockholders"). The Term Sheet provides that the "going private transaction" would be effectuated by means of a merger (the "Merger") of a company formed by the Fund (the "Merger Sub") with and into the Issuer, with the Issuer being the surviving entity (the "Surviving Entity") in the Merger. The certificate of incorporation and by-laws of the Merger Sub would become the certificate of incorporation and bylaws of the Surviving Entity. In addition, concurrently with the consummation of the Merger, (i) Licklider, Talla, the Millennium Entities and the Surviving Stockholders, if any, would exchange all of their shares of the Issuer's common stock for shares of the Surviving Entity's common stock, and (ii) MDP Ventures II LLC, Licklider, Talla and Kayne will exchange all of their shares of the Issuer's Series B preferred stock and Series C preferred stock for shares of the Surviving Entity's preferred stock with the rights and privileges specified in the Term Sheet. Upon consummation of the Merger, the Term Sheet Parties and the Surviving Stockholders would beneficially own all of the outstanding shares of common stock of the Surviving Entity, and the Issuer's common stock would cease to be
(i) authorized to be quoted and traded on the American Stock Exchange, and (ii) subject to the reporting requirements of the Act. The Term Sheet also sets forth certain rights and obligations of the Term Sheet Parties with respect to the Surviving Entity following the consummation of the Merger. Most of the Term Sheet's provisions are non-binding, however, the Term Sheet Parties have agreed to certain binding provisions, including with respect to exclusivity, confidentiality and expense reimbursement. The transactions contemplated by the Term Sheet are subject to a number of significant conditions precedent as set forth in the Term Sheet. The Issuer is not party to the Term Sheet and, accordingly, none of the provisions of the Term Sheet are binding on the Issuer. The Issuer previously formed a Special Committee of its Board of Directors to address any proposal to engage in a "going private transaction" by, among other actions, exploring alternatives to any such proposed transaction. As a result of executing the Term Sheet, one or both of the Reporting Persons may be deemed to have formed a "group" with the Other Parties for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's common stock beneficially owned by the Other Parties as reported on their respective Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's common stock beneficially owned by the Other Parties. Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the Other Parties constitute a "group."

On February 19, 2004, the Term Sheet Parties mutually agreed to terminate discussions with regard to the potential transactions described in the Term Sheet.

      The descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety to the complete agreement governing such matters, which is attached to this Schedule 13D as an exhibit pursuant to
Item 7 hereof.

      None of the Reporting Persons have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) No Reporting Person currently beneficially owns any shares of common stock of the Issuer. This statement is being filed for the purpose of disclosing the matters set forth in Item 4 above.

      (b) Not applicable.

      (c) During the sixty days prior to March 31, 2003, none of the Reporting Persons, nor any person or entity controlled by a Reporting Person, nor any person or entity for which a Reporting Person possesses voting or investment control over the securities thereof, effected any transaction in the common stock of the Issuer, or securities convertible into, exercisable for or exchangeable for common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than the Term Sheet, none of the Reporting Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding of proxies.

Item 7. Material to be filed as exhibits

(A) Joint filing agreement, dated as of February 23, 2004 by and among Palisade Capital Management, L.L.C., and Palisade Concentrated Equity Partnership, L.P.,

(B) Term Sheet incorporated by reference to Exhibit 7B for Form 13D filed by Palisade Capital Management April 10, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                  February 23, 2004

                                  Palisade Capital Management , L.L.C.

                                  By: /s/ Steven E. Berman
                                      -------------------------,
                                      Steven E. Berman, Member


                                  Palisade Concentrated Equity Partnership, L.P.

                                  By: Palisade Concentrated Holdings, L.L.C.,
                                      General Partner

                                  By: /s/ Steven E. Berman
                                      -------------------------,
                                      Steven E. Berman, Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    Exhibit A

                             JOINT FILING AGREEMENT

      The undersigned agree that this Schedule 13D relating to the shares of common stock of The Sports Club Company, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: February 23, 2004

                                 Palisade Capital Management , L.L.C.

                                 By: /s/ Steven E. Berman
                                     ------------------------------,
                                     Steven E. Berman, Member


                                 Palisade Concentrated Equity Partnership, L.P.

                                 By: Palisade Concentrated Holdings, L.L.C.,
                                     General Partner

                                 By: /s/ Steven E. Berman
                                     ------------------------------,
                                     Steven E. Berman, Member